U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

        KRAUS                           HARRY
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   (Last)                            (First)              (Middle)

        1517 S.W. SUNSET BLVD.
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                                    (Street)

        PORTLAND                        OR                     97201
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   (City)                            (State)                (Zip)


        VALESC INC. (NOT TRADING)
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2.   Issuer Name and Ticker or Trading Symbol



________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


                        MAY 2002
________________________________________________________________________________
4.   Statement for Month/Year



________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

          PRESIDENT OF SUBSIDIARY
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   Month          (D) or    Indirect
1.                                    Transaction   Transaction                  (A)                            Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock                          05/08/02       J(1)         147,105(1)       D      (1)
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Common Stock                          05/19/02       K(2)             755(2)       D      (2)
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Common Stock                          05/19/02       K(2)          33,832(2)       A      (2)                       I       (2)
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Common Stock                          05/20/02       K(3)         144,632(3)       A      (3)        227,624(3)    (3)
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


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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

(1) On May 8, 2002, certain shareholders of Atlas Holdings Inc., which owned 8,458,008 shares of Valesc Inc. at the time, purchased and sold Atlas shares from one another for $.01 per share to more accurately reflect their contributions to Valesc. As a result of the foregoing, Mr. Kraus's ownership of Atlas decreased from 3.4% to 1.67%. As a result of this decrease, Mr. Kraus's beneficial ownership of Valesc shares through Atlas decreased by 146,324 shares, and his beneficial ownership of Valesc shares through SMT Enterprises Corporation, which owned 266,000 Valesc shares and was owned 17% by Atlas and 31% owned by Mr. Kraus directly, decreased by 782 shares.

(2) On May 19, 2002, Atlas Holdings Inc. exchanged its 17% ownership interest in SMT Enterprises Corporation with one of its shareholders for 183 shares of Atlas stock. As a result of this exchange, Mr. Kraus's beneficial ownership of 755 Valesc shares through SMT and Atlas was eliminated and his beneficial ownership of Valesc shares through Atlas increased by 33,832 shares.

(3) On May 20, 2002, Atlas Holdings Inc., the holder of 82.8% of Valesc's stock on such date, was merged into Valesc. Pursuant to the merger (a) each issued and outstanding share of Atlas stock was exchanged for 986.12568 shares of Valesc common stock, for a total of 8,458,008 shares of Valesc common stock to the Atlas shareholders, and (b) 8,458,008 shares of Valesc common stock owned by Atlas prior to the merger were cancelled. Mr. Kraus owned 144,632 Valesc shares through Atlas before the merger through his 1.71% ownership interest. Following the merger, he now owns 144,632 Valesc shares directly and 82,992 Valesc shares indirectly through his 31% ownership of SMT Enterprises Corporation.



/s/ HARRY KRAUS                                            6/10/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Name:   Harry Kraus
Title:  President of OJI Surgical Inc.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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